Exhibit 99.67

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.             Name and Address of Company

Sandstorm Resources Ltd. (“Sandstorm” or the “Company”)

Suite 1050-625 Howe Street

Vancouver, BC V6C 2T6

Item 2.             Date of Material Change

January 17, 2011

Item 3.             News Release

A press release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on January 17, 2011 and subsequently filed on SEDAR.

Item 4.             Summary of Material Change

On January 17, 2011, Sandstorm announced that it has entered into a gold purchase agreement with Metanor Resources Inc. (“Metanor”) (TSX-V: MTO). Sandstorm has agreed to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Project located in Quebec, Canada for US$20 million plus ongoing per ounce payments equal to the lesser of US$500 and the then prevailing market price per ounce of gold. Sandstorm will be making staged payments to Metanor as follows: (i) US$5 million, from cash on hand, upon signing of the agreement, (ii) US$9 million, from cash on hand, once Metanor has achieved certain funding conditions, expected to be completed in the first half of 2011, and (iii) US$6 million, from operating cash flow, on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of US$20 million in pre-tax cash flow over the next six years.

Item 5.             Full Description of Material Change

Please see attached News Release.

Item 6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.             Omitted Information

Not applicable.

Item 8.             Executive Officer

For further information contact Nolan Watson at (604) 628-1114.

Item 9.             Date of Report

DATED as of this 17th day of January, 2011.

Sandstorm Resources Ltd.

By:	“Nolan Watson”
Nolan Watson
President and Chief Executive Officer

[Sandstorm Resources Logo]

For Immediate Release:

SANDSTORM RESOURCES ACQUIRES GOLD STREAM

FROM METANOR RESOURCES’ BACHELOR LAKE GOLD PROJECT

Announcement Highlights:

•                Sandstorm has entered into a gold purchase agreement with Metanor Resources on its Bachelor Lake Gold Project in Quebec, Canada

•    Sandstorm to purchase 20% of the life of mine gold production

•    Sandstorm will make staged upfront payments totaling US$20 million

•    Sandstorm will pay US$500 per ounce as an ongoing payment

•                Metanor recently released the results of a pre-feasibility study on the Bachelor Lake Gold Project which is expected to begin production in 2012

Vancouver, British Columbia, January 17, 2011 – Sandstorm Resources Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to announce that it has entered into a gold purchase agreement with Metanor Resources Inc. (“Metanor”) (TSX-V: MTO). Sandstorm has agreed to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Project (“Bachelor Lake Mine”) located in Quebec, Canada for US$20 million plus ongoing per ounce payments equal to the lesser of US$500 (the “Per Ounce Payments”) and the then prevailing market price per ounce of gold. Sandstorm will be making staged payments to Metanor as follows: (i) US$5 million, from cash on hand, upon signing of the agreement, (ii) US$9 million, from cash on hand, once Metanor has achieved certain funding conditions, expected to be completed in the first half of 2011, and (iii) US$6 million, from operating cash flow, on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of US$20 million in pre-tax cash flow over the next six years. NCP Northland Capital Partners Inc. acted as Sandstorm’s advisors, for which it will receive a fee with respect to this transaction.

About The Bachelor Lake Gold Project

Bachelor Lake is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life, and the Bachelor Lake Gold Project has significant exploration upside. Production is expected to begin during 2012 with a ramp up to full commercial production by the end of 2012.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

[Sandstorm Resources Logo]

The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long hole mining method along with an existing, and fully functional, operating mill and surface infrastructure. Metanor also recently announced that it will be investing CAD$1.4 million in definition drilling to increase the known measured and indicated mineral resources at Bachelor Lake.

“We are very pleased with the acquisition of the Bachelor Lake gold stream,” stated Nolan Watson, President and Chief Executive Officer of Sandstorm Resources. Mr. Watson continued, “Bachelor Lake gives us further diversification in a low risk geographic area with significant expansion and exploration upside.”

Underground Mineral Resources - Inclusive of Reserves (1)

The following table sets out the estimated underground mineral resources for the Bachelor Lake Mine as of December, 2010:

		Bachelor	Hewfran	Total
Measured	Tonnes	177,898	14,696	192,594
	Grade (g/t)	8.83	8.50	8.80
	Oz of gold	50,487	4,018	54,504
Indicated	Tonnes	465,928	183,069	648,997
	Grade (g/t)	7.63	7.14	7.49
	Oz of gold	114,329	42,024	156,352
Total Measured + Indicated	Tonnes	643,826	197,765	841,591
	Grade (g/t)	7.96	7.24	7.79
	Oz of gold	164,815	46,042	210,857
Inferred	Tonnes	207,517	218,630	426,148
	Grade (g/t)	6.76	6.30	6.52
	Oz of gold	45,083	44,283	89,366

(1)   Mineral resources that are not mineral reserves do not have demonstrated economic viability.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

[Sandstorm Resources Logo]

Underground Mineral Reserves (2)

The following table sets out the estimated underground mineral reserves for the Bachelor Lake Mine as of December, 2010:

		Bachelor	Hewfran	Total
Proven	Tonnes	178,359	14,734	193,093
	Grade (g/t)	8.36	8.05	8.33
	Oz of gold	47,930	3,814	51,743
Probable	Tonnes	467,135	183,543	650,679
	Grade (g/t)	7.23	6.76	7.10
	Oz of gold	108,538	39,895	148,433
Total Proven-Probable	Tonnes	645,494	198,278	843,772
	Grade (g/t)	7.54	6.86	7.38
	Oz of gold	156,467	43,710	200,177

(2)          The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t, recovery of 90%, and dilution of 10% in the stoping areas.

Qualified Person

Pascal Hamelin, P. Eng, Ing, General Manager of Operations for the Bachelor Lake Mine, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release. Sandstorm will file a technical report on SEDAR in support of this news release within 45 days of the date of this news release.

For more information on the Bachelor Lake Gold Mine, please visit the Metanor website at www.metanor.ca.

ABOUT SANDSTORM RESOURCES

Sandstorm Resources Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

[Sandstorm Resources Logo]

operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, receives a percentage of the gold produced for the life of the mine. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc and Brigus Gold Corp. For more information visit: http://www.sandstormresources.com

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM